March 9, 2012

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes, Assistant Director

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011
File No. 001-32305

Dear Ms. Hayes:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 14, 2012 (the “Comment Letter”) with respect to our response, dated October 7, 2011(the “First Response Letter”) in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2010 (No. 001-32305) (the “Form 20-F”) filed by Corpbanca (“Corpbanca”) with the SEC on April 14, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F and to our First Response Letter.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in Corpbanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 4. Information on the Company
B. Business Overview
Traditional and Private Banking, page 28

1.
Please refer to our previous comment three in our letter dated September 7, 2011. We note your response and your proposed disclosure revisions. As requested, please also quantify the amount of loans that secure your mortgage finance bonds. To the extent you are obligated for amounts in excess of that provided by the mortgages that secure these bonds, please disclose those amounts as well. Refer to paragraph 14 of IFRS 7.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

Mortgage Loans. We offer two types of mortgages: residential mortgages for the purchase of new and existing homes (including refinancing of existing residential mortgages) and other mortgages, which are loans for other purposes secured by real property owned by the customer. Our UF-denominated mortgage loans generally have maturities between five and 30 years.

In order to reduce our exposure to interest rate fluctuations and inflation with respect to our residential mortgage UF-denominated portfolio, a portion of these mortgages are funded through the issuance of mortgage finance bonds in the Chilean financial market, which bear a real market rate of interest plus a fixed spread over the rate of variation of the UF.

The mortgage finance bonds are exclusively used to finance our letter of credit loans that as of December 31, 2010 represented only 12% of our mortgage loan portfolio. The mortgage finance bonds are secured by mortgage loans that are secured by collateral. The amount of loans evidenced by letters of credit securing our mortgage finance bonds totaled MCh$114,209 as of December 31, 2010. To the extent that the underlying payments on the mortgage loans are insufficient to cover the mortgage finance bonds’ balance at maturity or as otherwise due, Corpbanca, the issuer, is responsible for the shortfall that is due to the bondholders.

The disclosure required under paragraph 14 of IFRS 7 is disclosed on page F-54 of the Form 20-F (pledges on liabilities and contingent liabilities) as specified by such paragraph.

Loan portfolio, page 54

2.	Please refer to your response to previous comment seven in our letter dated September 7, 2011. Please address the following:

•
Your response states that the following response related to commercial loans. We did not note a separate section identified as relating to your other classes of loans. Please revise to clarify whether you also perform modifications of other loan classes. If so, please separately address those classes as well.

Our response was based on our commercial loan portfolio.  The reference to the table included in our Form 20-F (page 56) relates to the total amount of loans managed by our normalization portfolio team for the periods indicated.  The referenced renegotiation portfolio includes the commercial loans that are regularly paid late, renegotiated and in collection.

With respect to our consumer loans segment, modifications are made to restructure the debt of clients who are experiencing financial difficulty with meeting their obligations to the bank.  Such modifications include all of the client’s debt held by the bank, unless any debt has already been written-off.  In addition, revolving loans such as credit cards and lines of credit are closed at the moment modifications are made.

Certain mortgage loans have also been renegotiated; specifically, for those clients who have resolved the issues that caused their payments to become overdue.  For those loans that are renegotiated, all of the involved parties at origination must be in agreement and certain conditions must be complied with by the creditor such as up-to-date payments, judicial permission and not having previously renegotiated mortgage loans.

•
As requested, please provide a revised roll forward of the balances of renegotiated loans for each period presented. We note the information included in your response; however, it does not address all changes occurring in these loans. Please quantify the beginning balance, reductions due to write-offs, reductions due to payments, reductions due to removal of renegotiated status and additions from newly renegotiated loans, and any other changes occurring in the balances of these loans.

Upon reviewing your request regarding a roll-forward of renegotiated loans for all three types described above, we have determined that the level of detail you requested including a breakdown of those loans removed from renegotiated status is currently not available to us.  The information we can provide has fewer categories of detail and is presented for our normalization portfolio (rather than only for our renegotiated loans) and the complete definition of the normalization portfolio was included in our previous response letter.

Regarding our normalization portfolio, the percentages that this portfolio represented of our loan to customer gross balances were, as of December 31, 2009 and 2010, 2.28% and 2.41%, respectively.  The factors we consider relevant and for which we have available information show us that:  1)  upon entry into the normalization portfolio, a loan will generally have been  provisioned for its “value at risk” considering its collateral; 2) the total of recoveries by judicial procedures by payment and/or by transfer out of the normalization portfolio are stable and are running between 13% and 20% of the initial balance in the years presented ; 3) our normalization portfolio balance as a percentage of our gross loan balance is stable over the years presented; and 4) a loan is transferred out of the normalization portfolio only under the  circumstances we note in response to your point further below.  Should such transfer occur, the loan is returned to its relevant rating category at the time of transfer and its provision is adjusted accordingly, if applicable.  The roll-forward information available to us for our normalization portfolio is as follows:

	As of December 31,
	2008	2009	2010
	(in thousands Ch$)
Initial Balance	95,315,044	94,564,754	114,307,242
Normalization Portfolio (Additions)	23,670,982	38,340,041	48,936,161
Recoveries (including through payment, judicial actions resulting in fair/market value restitution and removal from normalization portfolio)	19,164,452	11,991,688	22,015,936
Write-offs	5,256,820	6,605,865	9,571,773
Final Balance	94,564,754	114,307,242	131,655,694

•
It is unclear what you mean when you say that the recovery column corresponds to the recovery of paid capital from previously impaired loans in the renegotiated loans portfolio. Please revise to clarify whether these amounts relate to payments, sale of collateral received in satisfaction of the loan, or something else.

Please refer to our response to the bullet point above (description of recoveries in the table).

..
•
As requested, please disclose how the amount of the write-off is determined. For example, disclose if the loans are written down to the fair value of the collateral when secured and written off completely for unsecured loans.

We acknowledge the Staff’s comment and we will in future filings disclose how the amount of the write-off is determined as follows:

“Loans are written down to the fair value of the collateral when secured and written-off completely for unsecured loans.”

•
You indicate that your calculation of the renegotiated loan portfolio redefault rate is defined as the ratio between the sum of the change in reserves, plus write-offs made in 2010, less recovery of bad debts previously written off and the active portfolio as of December 31, 2010. While this information appears to be helpful, please also present the percentage of previously renegotiated loans that subsequently reenter past due status.

Please refer to our response to the 2nd bullet point to this comment (information unavailable).

•
Please revise your future filings to further explain what you consider to be a reasonable period of time when concluding that it is appropriate to remove the renegotiated status from a loan. Disclose if you have a minimum period over which a borrower must repay the loan in a timely manner to demonstrate a history of repayment. Please also disclose the factors considered when you determine whether the expected behavior of the loan is satisfactory.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Item 4. Information on the Company – Business Overview – Regulation and Supervision – Loan Portfolio”:

“In order to remove the renegotiated status from a loan, a debtor must have improved its payment ability (credit risk profile) and must also demonstrate an improvement in its payment history. Once a minimum period of 4 to 6 months has passed, and a debtor’s situation has been duly rectified and documented, an executive in the commercial loan department may request that the renegotiated status of such loan be removed by the Assets Control Management team (which is an independent entity in the commercial loan department that has the sole authority to change the risk classification of a loan).”

•
You state that a debtor would need to submit an application requesting the new classification before you will consider removing the loan from renegotiated status. Tell us the business purpose of the debtor for submitting such an application. Clarify whether the change in status affects the terms of the loan.

The bank acknowledges that its response to the Staff’s Comment #7 in our correspondence dated October 7, 2011 states “[t]he debtor must, however, submit an application requesting the new classification to the Classification and Assets Control Management team before the Bank will consider removing the loan from renegotiated status.”  Upon review, we note that statement was inappropriately included in our previous response letter and should have read:  “An executive in the commercial loan department has the exclusive authority to request a new classification on behalf of a debtor.”

The change in status does not affect the terms of the loan.

•
Please clarify where these loans are classified in connection with your disclosures on page 66-67. From the category descriptions it appears as though some of these loans may fall into the B3 or C categories, but we note from your disclosure on page 74 that you do not have any balances classified as such. Therefore, it remains unclear how you determine the loan classification for these loans. Please disclose how you determine the loan classification of these loans as previously requested, and provide disclosure quantifying the dollar amounts of renegotiated loans included in each category.

As of the periods included in the Form 20-F, all renegotiated loans fell under the “Group Portfolio” categories. We believe that the disclosure of our classification criteria remains robust as described on pages 66 and 67 of our Form 20-F and acknowledge that, although no loans fell into the above mentioned categories in the years presented, such classification remains a possibility and associated disclosure is therefore pertinent.  The amounts of “normalization portfolio” loans in the group portfolio as of December 31, 2009 and 2010, were MCh$114,307 and MCh$131,656, respectively.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 74

3.
Please refer to your response to previous comment eight of our letter dated September 7, 2011. We note your statement that “Write-offs may not be recorded if there are not corresponding reserves that have been previously established”. Please clarify how you account for required write-offs when there is no previously established reserve for that loan. Please quantify the amount of these types of write-offs and discuss if these kinds of write-offs are considered in your historical loss rates used for the purposes of determining your group allowances.

Those loans which are subject to “direct write-off,” rather than being posted directly to profit or loss, are provisioned and written-off simultaneously. These amounts are included as part of (although not separately delineated) the roll-forwards of our Allowance for Credit Losses in Note 28 to our financial statements within the “Charge (credit) to provisions” amounts which are broken down by individual and group portfolio.  We have analyzed the sub-categories presented within the roll-forward and have determined them to be adequate to a user’s understanding of the financial statements.  All write-offs are considered in our historical loss rates used for the purposes of determining our group allowances.

4.
Please refer to your response to previous comment nine of our letter dated September 7, 2011. We note you proposed disclosure revisions which appear to reiterate your previous disclosure. As such, it is unclear how this disclosure addresses our comment. Please clarify for us and revise your future filings to disclose whether the balances labeled as past due include the total balance of the loan or just the portion of the loan that is past due (i.e. only the principle and interest payments that are actually past due). If the amounts labeled as past due include only the payments and interest that are contractually past due and not the whole balance of the loan, for the purposes of clarity for the reader and to give context to the amount of aggregate loan balances affected, please revise your tabular disclosures on pages 75 and 87, as well as elsewhere in your documents where past due data are presented to address the following:

•
Present past due loan data (which reflects the amount of whole loans for which payments are past due) in a tabular format that is at least equal to the prominence given to your presentation of past due data which only includes the principal and interest payments themselves which are contractually past due. Refer to Item III.C.1 of Industry Guide 3.

•
If you continue to present your tables of past due data which only includes the principal and interest payments themselves which are contractually past due, please revise the titles of the line items in these tables to more clearly identify that the data only includes the principal and interest payments that are contractually past due.

•	Clarify whether such data of principal and interest payments that are contractually past due is being presented because that is the basis you use for reporting to your home country regulators.

•	Further, please revise to provide tabular disclosure of past due full loan amounts in the footnotes to your financial statements pursuant to paragraphs 37a and BC55 of IFRS 7.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the loan balance amounts in total in the table you refer to above.

Should we deem it necessary to include past-due loan information which we had previously defined as principal and interest payments contractually past due, we will consistently define, identify and disclose such amounts as well as clearly defining, identifying and disclosing non-performing loans.  Home country regulators have required this breakdown historically.

The non-performing loan balances will be formatted as follows:

As of December 31,
	2011	2010
(in millions of Ch$)
Non-performing loans
Non-performing loans as percentage of total loans

Additionally, we will provide tabular disclosure of past due but not impaired loans pursuant to paragraphs 37a and BC55 of IFRS 7 in our financial statements in the following format:

	12/31/11	12/31/10
	MCh$	MCh$

60-90 days
91-120 days

Total

Average age (days)

Critical Accounting Policies and Estimates
Allowance for Loan Losses, page 86

5.	Please refer to previous comment ten in our letter dated September 7, 2011 and address the following:

•
Your response indicates that you must maintain a reserve within the certain ranges for your individually evaluated loans within the C1-C4 and D1-D2 categories. Please discuss the factors considered in determining to record a loss at the lower or higher end of the range or at some other point within the range.

We acknowledge the Staff's comment and respectfully advise that the categories and their associated provisions are calculated as point estimates derived from models incorporating the described factors on page F-25.

We inadvertently and erroneously included the statement in our previous response letter that “To establish the appropriate levels of reserves, the Bank applies the range of loss estimated to each loan.”

•
You appear to utilize more than one model to determine your risks ratings for loans evaluated for impairment on a group basis. Please disclose whether these models produce similar estimates of loan loss or whether there is a range of loss produced by your use of the two models. If there is a range of loss produced, please discuss how you concluded that your level of allowances was the most appropriate and the best estimate within that range.

In our previous response to comment ten, we divided our response into two sections: 1) group reserves analysis and 2) individual reserves analysis.  We inadvertently included, in the “group reserves analysis” section, a reiteration of the parameters of both the group reserve model and the individual reserve model which led to the impression, we believe, that two alternative models are used for calculation of the group reserves.  That is not the case and we will remove, in future filings, the paragraphs starting with “Required levels for reserves…..” and “In both methods….” which we had committed to insert in our response to comment ten of the letter dated October 7, 2011.

•
Please quantify the amount of the allowance that would result if you recorded your allowance at the low end of any ranges used and quantify the amount of the allowance that would result if you recorded your allowance at the high end of the range.

Please refer to our response to the first bullet point in this comment.

Note 1 – Summary Policies
i)	Revenue and Expense recognition, page F-27

6.
The information you provided in response to previous comment 15 of our letter dated September 7, 2011 was helpful. Please revise your future filings to clarify your policies for returning nonaccrual loans to accrual status.

We acknowledge the Staff's comment and respectfully advise that in future filings we will include the following disclosure under “Note 1- Summary of significant accounting policies – Corporate information – Basis of preparation – i) Revenue and expense recognition”:

“Nonaccrual loans are returned to an accrual status when: (i) in a period of a at least four months a debtor made consecutive payments for past due obligations; (ii) future cash flow payments are consistent with expected future cash flows to be received; and (iii)  the debtor’s conditions improve after the nonaccrual status classification.”

k) Assets received or awarded in lieu of payment, page F-29

7.
Please refer to our previous comment 16 in our letter dated September 7, 2011. We note your proposed disclosure revisions; however, your policies and procedures for verifying that the agreed upon price is reflective of fair value remains unclear. As requested, please clarify how you determine that the agreed upon price is reflective of fair value. Disclose whether your policies require independent appraisals on collateral received at the time of foreclosure or the transfer of assets in lieu of foreclosure.

We acknowledge the Staff's comment and respectfully advise that in future fillings we will include the following disclosure under “Note 1- Summary of significant accounting policies – Corporate information – Basis of preparation – k) Assets received or awarded in lieu of payment”:

“Assets received or awarded in lieu of payment of loans and accounts receivable from customers are initially recognized at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the value at which the Bank is awarded those assets at a judicial auction. Such values approximate the assets’ market value as the valuations are determined from market-based evidence by appraisals undertaken by professionally qualified appraisers at the time of receiving the assets.”

Note 10 – Loans and Receivables from Customers, page F-54

8.	Please refer to our previous comment 21 in our letter dated September 7, 2011 and address the following:

•
It remains unclear why the ratio of total fair value of real estate mortgage collateral held as security as a percentage of the total mortgage loans and receivables portfolio (net of allowance) is a meaningful ratio in light of your statement that “the collateral associated with mortgage loans only attaches to the mortgage itself”. Please provide additional information as to why you believe this ratio is meaningful, particularly in light of the fact that your mortgage collateral generally appears to exceed the balance of the related mortgage loans. Tell us how you concluded that it was not confusing to readers for you to present ratios that apply this excess collateral to your other types of loans to which the collateral does not attach.

We acknowledge the Staff's comment and respectfully advise that to avoid any confusion we will eliminate the aforementioned ratio from future filings. We originally included the ratio to show the loan balance percentage that was covered by the corresponding collateral.

•
You indicate in your responses that you review collateral values by obtaining appraisals on impaired secured loans every 18 months and on unimpaired secured loans every three years. Please confirm that you will disclose this policy in future filings.

We acknowledge the Staff's comment and respectfully advise that in future filings we will include the following disclosure under “Note 10 – Loans and Receivables from Customers”:

“We review collateral values by obtaining appraisals on impaired secured loans every 18 months and on unimpaired secured loans every three years.”

•
In light of the length of time between collateral valuations as well as your response that a portion of the increase in this ratio at December 31, 2010 is due to increasing property values, please revise your future filings to disclose how you monitor collateral values between appraisals.

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure under “Note 10 – Loans and Receivables from Customers”:

“We monitor collateral values between appraisals on an on-going basis in order to capture any unusual significant changes (i.e., improved conditions in the real estate industry, changes in overall economic conditions, etc.) in market-based evidence used in the appraisals.  In the event that unusual significant changes occur between appraisals, the collateral values are reassessed and recalculated.

•
If you make adjustments to appraised values or between appraisals to reflect current market conditions not considered in the appraisals, please revise future filings to disclose the types of adjustments made and the information considered in determining the appropriate amount of adjustment. Please also provide this disclosure in future filings for your assets received in lieu of repayment.

We acknowledge the Staff’s comment and respectfully advise that the disclosure mentioned in the 3rd bullet point in this comment includes the types of adjustments made and the information considered in determining the appropriate amount of adjustment. In future filings we will include the abovementioned disclosure in relation to assets received in lieu of repayment whose fair value is monitored on an ongoing basis in the same manner as the collateral values (see the response to the bullet point above).

Form 6-K filed December 6, 2011
Third Quarter 2011 Financial Report

9.
We note your disclosures here where you characterize your ratio of loan loss allowances to loans as your “Risk Index”. Since the level of your allowance is subject to management’s judgment, please consider balancing this disclosure with other credit quality information that may be less subjective, such as past due data, charge-off data, or other credit quality data. We note that you define your charge-off rates in footnote (3) on page 10; however we were unable to locate the quantification of this data.

Our Quarterly Financial Report incorporates the Risk Index as a quality indicator of our portfolio, but also incorporates some other measures and indicators such as our provisions for loan losses on our loans and assets, as well as the ratio of loan loss provisions to net operating profit. Nonetheless, we acknowledge the Staff’s comment and respectfully advise that in future disclosure regarding our financial results we will incorporate non-performing loans and the corresponding provisions that relate to such loans.

An example of such disclosure will be as follows:

Quarterly Evolution Selected Performance Ratios (unaudited)(a)(b)
	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.93%	1.87%	1.94%	1.95%	1.91%	1.77%	1.72%	1.54%
Prov. for loan losses / Total loans(1)	1.21%	1.17%	1.05%	0.45%	0.83%	0.55%	0.89%	0.42%
Prov. for loan losses / Total assets(1)	0.88%	0.88%	0.82%	0.35%	0.64%	0.40%	0.64%	0.32%
Prov. for loan losses / Net operating profit before loans losses	19.9%	17.9%	15.9%	8.4%	14.1%	9.3%	15.4%	9.1%
Prov. for loan losses / Net income	59.0%	52.4%	39.1%	23.5%	39.3%	24.6%	39.7%	28.1%
PDL / Total loans(2)	0.93%	1.00%	0.96%	0.86%	0.77%	0.77%	0.72%	0.70%
Coverage PDL´s	207.1%	186.5%	202.8%	226.9%	249.1%	228.2%	240.3%	221.5%
NPL / Total loans (3)	2.18%	2.36%	2.17%	2.04%	2.04%	1.94%	1.69%	1.62%
Coverage NPL´s	88.4%	79.2%	89.8%	95.4%	93.7%	91.2%	101.9%	95.1%

 (1) Annualized figures when appropriate.
 (2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
(a) Quantitative disclosure regarding non-performing loans as defined on page xx of our Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) is included in the table on page xx.
(b) Quantitative disclosure of write-offs is included in the table on page xx of our Form 20-F.

10.
On page 6 of this report, you disclose the components of your provision for loan losses, which totals Ch$14,182 million for the three months ended September 30, 2011. We also note the provision reported in your Consolidated Statements of Income on page 8 that the provision totaled Ch$13,852 million for the same period. Please reconcile this apparent inconsistency. We noted similar disclosures in your Form 6-K filed May 16, 2011 and your Form 6-K filed September 28, 2011.

The amount of Ch$13,852 million in provisions for loan losses for the three months ended September 30, 2011 on page 6 of the above referenced report includes net expenses related to provisions (Ch$16,501 million) net of loan loss recoveries (Ch$2,649 million). The gross expenses related to provisions includes provisions for loans and accounts receivable from customers (Commercial and Retail Loans), provisions for contingent loans, additional provisions and adjustments of the minimum provisions for the regular portfolio. The amount reported on page 8 only corresponds to the first item “Provisions for loans and accounts receivable from customers” (Commercial and Retail Loans), and is net of loan loss recoveries as indicated in each item.

We acknowledge the Staff’s comment and respectfully advise that in future disclosures we will include the following (by way of example):

“I) Financial Performance Review

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Net interest income	47,653	48,000	53,415	-10.8%	-0.7%
Net fee and commission income	12,448	15,761	15,105	-17.6%	-21.0%
Treasury	25,632	18,287	18,643	37.5%	40.2%
Other operating income	4,425	2,067	1,418	212.1%	114.1%
Net operating profit before loan losses	90,158	84,115	88,581	1.8%	7.2%
Provision for loan losses (1)	(13,852)	(7,840)	(14,070)	-1.5%	76.7%
Net operating profit	76,306	76,275	74,511	2.4%	0.0%
Operating expenses	(32,424)	(35,750)	(31,492)	3.0%	-9.3%
Other operating expenses	(2,297)	(2,813)	(1,727)	33.0%	-18.3%
Operating income	41,585	37,712	41,292	0.7%	10.3%
Income from investments in other companies	-	232	-	-	-100.0%
Income before taxes	41,585	37,944	41,292	0.7%	9.6%
Income tax expense	(6,695)	(6,069)	(5,299)	26.3%	10.3%
Minority interest	(416)	(398)	(37)	1024.3%	4.5%
Net income attributable to shareholders	35,306	32,273	36,030	-2.0%	9.4%
(1) Includes Provision for Contingent loans.”

We will also include in future disclosures the following (by way of example):

“Provisions for loan losses (for Commercial and Retail loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Commercial, net of loan loss recoveries	(9,675)	(7,627)	(7,564)	27.9%	26.8%
Residential mortgage, net of loan loss recoveries	(625)	(499)	(206)	203.8%	25.3%
Consumer, net of loan loss recoveries	(3,867)	(1,994)	(5,965)	-35.2%	94.0%
Others, net of loan loss recoveries	(15)	4	8	-	-
Net provisions for loan losses	(14,182)	(10,116)	(13,727)	3.3%	40.2%
(1) Exclude provisions for Contingent loans.”

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Claudia Labbé M.
Claudia Labbé M.
Manager Investor Relations

Tel: 562-660-2699
claudia.labbe@corpbanca.cl

c.c.         Ms. Rebekha Lindsey
Mr. Kevin W. Vaughn

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com